SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(61)415-1140
ri@brasiltelecom.com.br

Media Relations
(61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000581 8

MATERIAL FACT

In compliance with Instruction 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), Brasil Telecom Participações S.A. (“Company”) announce that, according to the agreement entered into by Techold Participações S.A. (“Techold”), Timepart Participações Ltda. (“Timepart”) and Telecom Italia International N.V. (“Telecom Italia”), Solpart Participações S.A. (“Solpart”), which directly controls the Company, presents the following ownership structure:

Solpart's Total Capital

Techold Participações S.A.	61.98%
Telecom Italia International N.V.	38.00%
Timepart Participações S.A.	0.02%

Brasília - DF, April 29, 2005.

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer